UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34221

ModivCare Inc.

(Exact name of registrant as specified in its charter)

6900 E. Layton Avenue, 12th Floor

Denver, Colorado 80237

(720) 258-2130

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive ofﬁce)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to ﬁle reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certiﬁcation or notice date: None

* On August 20, 2025, ModivCare Inc. (the “Company”) commenced voluntary cases (collectively, the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas, Houston Division, (the “Bankruptcy Court”). A pre-arranged joint plan of reorganization (the “Plan”) was confirmed by the Bankruptcy Court on December 15, 2025. On December 29, 2025, the Plan became effective and all shares of common stock in the Company were canceled and extinguished.

Pursuant to the requirements of the Securities Exchange Act of 1934, ModivCare Inc. has caused this certiﬁcation/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 29, 2025
ModivCare Inc.

	By:	/s/ Scott Kern
Name: Scott Kern
Title: Vice President, Corporate Development